This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares. The Offer is made solely by the Offer to Purchase dated December 23, 1998 and the related Letter of Transmittal and any amendments or supplements thereto, and is being made to all holders of Shares. Capitalized terms not defined in this announcement have the respective meanings ascribed to such terms in the Offer to Purchase. The Offer is not being made to, nor will the Company accept tenders from or on behalf of, holders of Shares in any jurisdiction in which the making of the Offer or its acceptance would not be in compliance with the laws of such jurisdiction. In jurisdictions whose laws require that the Offer be made by a licensed broker or dealer, the
    Offer shall be deemed to be made on the Company's behalf by Credit Suisse First Boston Corporation ("Credit Suisse First Boston") or by one or more registered brokers or dealers licensed under to laws of such jurisdiction.

                      Notice of Offer to Purchase for Cash
                                       by

                                 [PEP BOYS LOGO]

                   Up To 10,000,000 Shares Of Its Common Stock
                      At A Purchase Price Not Greater Than
                      $16.00 Nor Less Than $13.50 Per Share

         The Pep Boys - Manny, Moe & Jack, a Pennsylvania corporation (the "Company"), invites its shareholders to tender up to 10,000,000 shares of its common stock, par value $1.00 per share (together with the associated common stock purchase rights issued pursuant to the Rights Agreement, dated as of December 5, 1997, between the Company and First Union National Bank, as Rights Agent, the "Shares"), to the Company at prices not greater than $16.00 nor less than $13.50 per Share, net to the seller in cash, without interest, as specified by tendering shareholders, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 23, 1998 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, as amended or supplemented from time to time, together constitute the "Offer").

--------------------------------------------------------------------------------
   THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON FRIDAY, JANUARY 22, 1999, UNLESS THE OFFER IS EXTENDED.
--------------------------------------------------------------------------------

      The Offer is not conditioned upon any minimum number of Shares being tendered. The Offer is, however, subject to certain other conditions, including the Company's having obtained sufficient financing to fund the purchase of Shares tendered in the Offer and pay all related fees and expenses,

         The Board of Directors of the Company has approved the Offer. However, neither the Company nor its Board of Directors makes any recommendation to shareholders as to whether to tender or refrain from tendering their Shares. Each shareholder must make the decision whether to tender Shares and, if so, how many Shares to tender and the price or prices at which Shares should be tendered. The Company has been advised that none of its directors or executive officers intends to tender any Shares pursuant to the Offer.

      The Company will, upon the terms and subject to the conditions of the Offer, determine the lowest single per Share price (not greater than $16.00 nor less than $13.50 per share), net to the seller in cash (the "Purchase Price"), that will allow it to purchase 10,000,000 Shares (or such lesser number of Shares as are validly tendered and not properly withdrawn) pursuant to the Offer. All Shares validly tendered at prices at or below the Purchase Price and not properly withdrawn will be purchased at the Purchase Price, upon the terms and subject to the conditions of the Offer, including the financing condition and proration and conditional tender provisions described in the Offer to Purchase. The term "Expiration Date" means 12:00 Midnight, New York City time, on Friday, January 22, 1999, unless and until the Company in its sole discretion shall have extended the period of time during which the Offer is open, in which event the term "Expiration Date" shall refer to the latest time and date at which the Offer, as so extended by the Company, shall expire. The Company reserves the right, in its sole discretion, to purchase more than 10,000,000 Shares pursuant to the Offer. For purposes of the Offer, the Company will be deemed to have accepted for payment (and therefore purchased), subject to the proration and conditional tender provisions of the Offer, Shares that are validly tendered at or below the Purchase Price and not properly withdrawn only when, as and if the Company gives oral or written notice to American Stock Transfer and Trust Company (in such capacity, the "Depositary") of its acceptance of such Shares for payment pursuant to the Offer. In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made promptly (subject to possible delay in the event of proration) but only after timely receipt by the Depositary of certificates for such Shares (or a timely confirmation of a book-entry transfer of such Shares into the Depositary's account at the Book-Entry Transfer Facility), a properly completed and duly executed Letter of Transmittal (or manually signed facsimile thereof) or an Agent's Message (as defined in Section 3 of the Offer to Purchase) and any other required documents.

      The Board of Directors has determined that the Company's financial condition and outlook and current market conditions, including recent trading prices of the Shares, makes this an attractive time to repurchase a significant portion of the outstanding Shares. In the view of the Board of Directors, the Offer represents an attractive investment for the Company and use of the Company's cash generation abilities that should benefit the Company and its shareholders over the long term. Accordingly, the Company is providing shareholders with the opportunity to determine the price (not greater than $16.00 nor less $13.50 per Share) at which they are willing to sell their Shares, subject to the terms and conditions of the Offer, and without the usual transaction costs associated with open market sales. The Offer also allows shareholders to sell a portion of their Shares while retaining a continuing equity position in the Company if they so desire.

      Upon the terms and subject to the conditions of the Offer, if at the expiration of the Offer, more than 10,000,000 Shares (or such greater number of Shares as the Company may elect to purchase pursuant to the Offer) have been validly tendered at prices at or below the Purchase Price and not properly withdrawn, the Company will purchase Shares validly tendered and not properly withdrawn on the following basis: (i) all Shares tendered and not properly withdrawn prior to the Expiration Date by any Odd Lot Holder who: (a) tenders all Shares beneficially owned by such Odd Lot Holder at a price at or below the Purchase Price (tenders of fewer than all Shares owned by such shareholder will not qualify for this preference); and (b) completes the box captioned "Odd Lots" on the Letter of Transmittal and, if applicable, on the Notice of Guaranteed Delivery; (ii) after purchase of all of the foregoing Shares, all Shares conditionally tendered, for which the condition was satisfied, and all Shares tendered unconditionally at prices at or below the Purchase Price and not properly withdrawn prior to the Expiration Date, on a pro rata basis (with appropriate adjustments to avoid purchases of fractional Shares); and (iii) if necessary, Shares conditionally tendered for which the condition was not satisfied, at or below the Purchase Price and not properly withdrawn prior to the Expiration Date, selected by random lot.

      The Company expressly reserves the right at any time or from time to time, in its sole discretion, to extend the period of time during which the Offer is open by giving notice of such extension to the Depositary and making a public announcement thereof. Subject to certain conditions set forth in the Offer to Purchase, the Company also expressly reserves the right, in its sole discretion, to terminate the Offer and not accept for payment or pay for any Shares not theretofore accepted for payment or paid for or, subject to applicable law, to postpone payment for Shares upon certain conditions specified in the Offer to Purchase.

      Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless accepted for payment by the Company as provided in the Offer to Purchase, may also be withdrawn after 12:00 Midnight, New York City time, on Monday, February 22, 1999. For a withdrawal to be effective, the Depositary must receive a notice of withdrawal in written or facsimile transmission form in a timely manner at one of its addresses set forth on the back cover of the Offer to Purchase. Such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the name of the registered holder (if different from that of the person who tendered the Shares), the number of Shares tendered and the number of Shares to be withdrawn. If the certificates for Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the release of such certificates, the tendering shareholder must also submit the serial numbers shown on the particular certificates evidencing the Shares and the signature on the notice of withdrawal must be guaranteed by an Eligible Institution (except in the case of Shares tendered by an Eligible Institution). If Shares have been tendered pursuant to the procedure for book-entry transfer, the notice of withdrawal must specify the name and the number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares and otherwise comply with the procedures of such facility.

      The information required to be disclosed by Rule 13e-4(d)(1) under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated by reference herein.

      These materials are being mailed to record holders of Shares whose names appear on the Company's shareholder list and will be furnished to brokers, banks and similar persons whose names, or the names of whose nominees, appear on the Company's shareholder list or, if applicable, who are listed as participants in a clearing agency's security position listing for transmittal to beneficial owners of Shares.

      The Offer to Purchase and the Letter of Transmittal contain important information which should be read carefully before shareholders decide whether to accept or reject the Offer and, if accepted, at which price or prices to tender their Shares.

      Questions and requests for assistance may be directed to the Information Agent or the Dealer Manager as set forth below. Additional copies of the Offer to Purchase, the Letter of Transmittal and other tender offer materials may be obtained from the Information Agent or the Dealer Manager and will be furnished at the Company's expense. The Company will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent and the Dealer Manager) for soliciting tenders of Shares pursuant to the Offer.

                     The Information Agent for the Offer is:

                            [MACKENZIE PARTNERS LOGO]

                                156 Fifth Avenue
                            New York, New York 10010
                          (212) 929-5500 (Call Collect)
                                       or
                          Call Toll Free (800) 322-2885

                       The Dealer Manager for the Offer is:

                        [CREDIT SUISSE FIRST BOSTON LOGO]

                              Eleven Madison Avenue
                          New York, New York 10010-3629
                          Call Toll Free (800) 881-8320

December 23,1998